VIA FACSIMILE

November 1, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-0404

Re:	Letter of Comment dated July 6, 2005
American Dental Partners, Inc.
File No. 000-23363

Dear Mr. Rosenberg:

This will serve as a response to our telephonic call on October 28, 2005, regarding additional clarification relating to our Comment Letter Response dated July 29, 2005. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 1

We have revised the patient revenue overview of the MD&A to eliminate (i) reference to patient revenue as a non-GAAP measure and (ii) the reference to a reconciliation of our GAAP net revenue. We have also added a footnote to the Selected Financial Data to clarify that patient revenue is not that of the Company. See attached revisions.

201 Edgewater Drive, Suite 285 • Wakefield, MA 01880-1249 • (781) 224-0880 • Fax (781) 224-4216 • www.amdpi.com

Mr. Jim B. Rosenberg

November 1, 2005

Please do not hesitate to contact me with any questions you may have upon review of these additional responses.

Sincerely,

/s/ BREHT T. FEIGH
Breht T. Feigh
Executive Vice President, Chief Financial Officer and Treasurer

BTF/mwv

attachments

Patient Revenue of the Affiliated Dental Group Practices

Although we do not control, nor own any equity interests in, the affiliated dental group practices or professional corporations (“PCs”) and, accordingly, do not consolidate their financial statements with ours, we believe it is important to understand their revenue. Most of the operating expenses incurred by us are on behalf of the affiliated dental group practices in the operation of dental facilities. These expenses are significantly affected by the patient revenue of the affiliated dental group practices. As used in this discussion, “patient revenue” represents revenue reported by the affiliated dental group practices earned from the provision of dental care to their patients. Patient revenue is not a measure of our financial performance under generally accepted accounting principles because it is not our revenue.

The affiliated dental group practices generate revenue from treating patients and receive payment from patients and dental benefit providers, or payors, under fee-for-service, PPO plans and managed care capitation plans. Patient revenue reflects the amounts billed by an affiliated dental group practice at its established rates reduced by any contractual adjustments and allowances for uncollectible accounts. Contractual adjustments represent discounts off established rates negotiated pursuant to certain dental benefit plan provider contracts. While payor mix varies from market to market, the aggregate payor mix of the affiliated dental group practices for the nine months ended September 30, 2005 was 32% fee-for service, 49% PPO plans, and 19% capitated managed care plans.

After collection of fees from patients and third-party insurers for the provision of dental care and payment to us of our service fee and reimbursement of clinic expenses incurred by us on their behalf, the amounts remaining are used by the affiliated dental group practices for compensation of dentists and, in certain states, dental hygienists and/or dental assistants who are employed by the affiliated dental group practices. The following table sets forth for the three and nine months ended September 30, 2005 and 2004 the patient revenue of the affiliated dental group practices, the amounts due to us under service agreements, and amounts retained for compensation of dentists and other clinical staff, where applicable (in thousands):

	Three Months Ended September 30,		% Growth	Nine Months Ended September 30,		% Growth
	2005	2004		2005	2004
Patient revenue - affiliated dental group practices:
Platform dental groups affiliated with us in both periods of comparison	$74,454	$68,265	9.1%	$220,009	$204,495	7.6%
Platform dental groups that affiliated with us during periods of comparison	2,289	—	—	6,097	—	—

Total patient revenue	76,743	68,265	12.4%	226,106	204,495	10.6%
Amounts due to the Company under service agreements	48,363	43,374	11.5%	143,426	129,881	10.4%

Amounts retained by affiliated dental group practices	$28,380	$24,891	14.0%	$82,680	$74,614	10.8%

Same market patient revenue growth was 9.1% and 7.6%, respectively, for the three and nine months ended September 30, 2005. Same market patient revenue growth excludes platform affiliations that occurred after January 1, 2005. Same market patient revenue growth for the period was comprised of a 4.3% increase in provider hours, 2.5% improvement in provider productivity and the remainder to improved reimbursement rates received from dental benefit insurers.

Amounts retained by affiliated dental group practices increased 14% to $28,380,000, for the three months ended September 30, 2005 from $24,891,000 for the three months ended September 30, 2004 and 11% to $82,680,000 for the nine months ended September 30, 2005 from $74,614,000 for the nine months ended September 30, 2004. As a percentage of their patient revenue, amounts retained by affiliated dental group practices increased to 37.0% for the three months ended September 30, 2005, compared to 36.5% from the three months ended September 30, 2004. For the nine months ended September 30, 2005 amounts retained by affiliated dental group practices increased to 36.6% from 36.5% for the nine months ended September 30, 2004. This increase is due to a number of affiliations, including Premier Dental Partners and Dental Associates of Rochester, completed over the past year in which the affiliated dental group practices are required by applicable state law to employ the dental hygienists and dental assistants.